Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust confirms November cash distribution

Calgary, November 20, 2009 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) confirms that its November 2009 cash distribution will be CDN$0.15 per trust unit payable on December 15, 2009 to unitholders of record on November 30, 2009. The ex-distribution date is November 26, 2009 for Canadian Investors and November 25, 2009 for U.S. investors due to U.S. Thanksgiving.

The CDN$0.15 per unit is equivalent to approximately US$0.14 per unit (before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals US$0.95. Registered unitholders with U.S. addresses will receive their distributions directly from Penn West’s transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com